

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 20, 2024

Surendra Ajjarapu
Chief Executive Officer
Scienture Holdings, Inc.
6308 Benjamin Rd, Suite 708
Tampa, Florida 33634

   Re: Scienture Holdings, Inc.
     Registration Statement on Form S-1
     Filed December 3, 2024
     File No. 333-283591

Dear Surendra Ajjarapu:

  We have reviewed your registration statement and have the following comments.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1 Filed December 3, 2024
Prospectus Summary
Company Overview, page 2

1. We note your disclosure stating that, on July 25, 2024, you acquired a wholly-owned subsidiary, Scienture, LLC (f/k/a Scienture, Inc.). Please include financial statements of Scienture, Inc., in accordance with Rule 8-04 of Regulation S-X, and pro forma financial statements depicting the transaction, in accordance with Rule 8-05 of Regulation S-X. In the notes to your pro forma financial statements, include disclosure of the intangible assets acquired which clearly identifies, describes, and separately quantifies each acquired intangible asset and related intellectual property, as well as the method and material assumptions used to determine their fair value, citing relevant accounting literature to support your basis.

Use of Proceeds, page 12

2.   We note you do not appear to have a specific plan for your use of proceeds that you may receive pursuant to the ELOC Purchase Agreement, but instead plan to use the proceeds "for general corporate and working capital purposes." To the extent you do not currently have specific plans for significant portions of proceeds you may receive pursuant to the ELOC Purchase Agreement, please revise to discuss the principal reasons for this offering. Refer to Item 504 of Regulation S-K. To the extent you have specific plans, please revise your disclosure in this section to:

- clarify which products or programs you currently intend to fund with the proceeds you may receive pursuant to the ELOC Purchase Agreement;
- disclose how far into the development process you anticipate such proceeds will enable you to reach; and
- state the anticipated amount of other funds, if any, that may be necessary to accomplish the specific purposes for which the proceeds are to be obtained.

Description of Capital Stock
Exclusive forum for certain lawsuits, page 19

3.   Please revise under this heading to state whether your exclusive forum provision will apply to actions arising under the Securities Act. If so, please also state that there is uncertainty as to whether a court would enforce such provision.

Experts, page 21

4.   We note your disclosure stating that the consolidated financial statements of Scienture Holdings, Inc., at December 31, 2023, and the consolidated financial statements of Scienture Holdings, Inc., at December 31, 2022, incorporated by reference in the prospectus, have been audited by CM3Advisory and MaloneBailey, LLP, each an independent registered public accounting firm. Please amend your filing to provide the disclosures required by Item 304 of Regulation S-K.

Information Incorporated by Reference, page 21

5.   Please provide us with your analysis as to whether you are required to provide disclosure pursuant to Item 11A of Form S-1. To this point, we note disclosure related to Scienture, LLC is contained in a Definitive Information Statement on Schedule 14C and not in a Form 10-Q or Form 8-K filed under the Exchange Act. To the extent you conclude additional disclosure is required, please revise to provide such disclosure.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Tracie Mariner at 202-551-3744 or Sasha Parikh at 202-551-3627 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Crawford at 202-551-7767 or Tim Buchmiller at 202-551-3635 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Kate Bechen, Esq.